UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

MP Materials Corp.

(Name of Issuer)

Class A common stock, par value of $0.0001 per share

(Title of Class of Securities)

553368101

(CUSIP Number)

Eleazer Klein, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue, New York, NY 10022

(212) 756-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 17, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 553368101

1.	Names of Reporting Persons. QVT Financial LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 20,022,266
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 20,022,266

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,022,266
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.84%
14.	Type of Reporting Person (See Instructions) PN

Page 2 of 12 pages

CUSIP No. 553368101

1.	Names of Reporting Persons. QVT Financial GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 20,022,266
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 20,022,266

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,022,266
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.84%
14.	Type of Reporting Person (See Instructions) OO

Page 3 of 12 pages

CUSIP No. 553368101

1.	Names of Reporting Persons. Fourth Avenue FF Opportunities LP – Series E
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,142,787
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,142,787

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,142,787
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.51%
14.	Type of Reporting Person (See Instructions) PN

Page 4 of 12 pages

CUSIP No. 553368101

1.	Names of Reporting Persons. Fourth Avenue Capital Partners GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,142,787
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,142,787

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,142,787
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.51%
14.	Type of Reporting Person (See Instructions) OO

Page 5 of 12 pages

CUSIP No. 553368101

1.	Names of Reporting Persons. Saratoga Park Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,218,477
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,218,477

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,218,477
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.27%
14.	Type of Reporting Person (See Instructions) OO

Page 6 of 12 pages

Item 1. Security and Issuer

The class of equity securities to which this statement relates is the Class A common stock, par value of $0.0001 per share (the “Common Shares”), of MP Materials Corp, a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 6720 Via Austi Parkway, Suite 450, Las Vegas, Nevada 89119.

Item 2. Identity and Background

(a)-(c) This Schedule 13D is filed by QVT Financial LP, a Delaware limited partnership (“QVT Financial”), QVT Financial GP LLC, a Delaware limited liability company, Fourth Avenue FF Opportunities LP – Series E (“FF Fund”), a Delaware series limited partnership, Fourth Avenue Capital Partners GP LLC (“Fourth GP”), a Delaware limited liability company and Saratoga Park Ltd. (“Saratoga”), a Cayman Islands company (collectively, the “Reporting Persons”).

The principal executive offices of QVT Financial, QVT Financial GP LLC and Fourth GP are located at 444 Madison Avenue, 21st Floor, New York, New York 10022. The registered office of FF Fund is 850 New Burton Road, Dover, Delaware 19904. The registered office of Saratoga is 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands. QVT Financial GP LLC is the general partner of QVT Financial, and as such may be deemed to beneficially own the Common Shares reported as beneficially owned by QVT Financial. QVT Financial’s principal business is investment management, and it acts as the investment manager for Saratoga and QVT Family Office Onshore LP, and as such may be deemed to beneficially own the Common Shares beneficially owned by Saratoga and QVT Family Office Onshore LP. QVT Financial has the power to direct the vote and disposition of securities held by Saratoga and QVT Family Office Onshore LP. QVT Financial is not the investment manager of FF Fund, and disclaims the power to direct the vote and disposition of securities owned by FF Fund; nonetheless, QVT Financial has reported them as beneficially owned herein. Fourth GP, as general partner of FF Fund, has the power to direct the vote and disposition of securities owned by FF Fund and therefore may be deemed to beneficially own the Common Shares reported as beneficially owned by FF Fund.

Daniel Gold, Nicholas Brumm, Arthur Chu and Tracy Fu are the managing members of QVT Financial GP LLC and Fourth GP. Daniel Gold and Nicholas Brumm are also directors of Saratoga. Messrs. Gold, Brumm, Chu and Fu are referred to collectively herein as the “Covered Persons.” The business addresses and principal occupations of each of the Covered Persons are set forth in Appendix A attached hereto, which is incorporated herein by reference. The business address of each Covered Person is also the address of the principal employer of such Covered Person.

(d) During the last five years, none of the Reporting Persons nor any of the Covered Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, if any).

(e) During the last five years, none of the Reporting Persons nor any of the Covered Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 2(a)-(c) above for citizenship of each of the Reporting Persons. Each of the Covered Persons is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

Prior to the Issuer’s business combination with MP Mine Operations LLC (“MPMO”) and Secure Natural Resources LLC (“SNR”), which closed on November 17, 2020, the Reporting Persons were existing shareholders of MPMO and SNR. Pursuant to the terms of the merger agreement, dated as of July 15, 2020 among the Issuer, MPMO, SNR and others (the “Merger Agreement”), the Reporting Persons, as consideration for the merger following certain pre-merger reorganizations, ultimately received the Issuer’s Common Shares in exchange for their initial holdings in MPMO and SNR. The Reporting Persons also obtained a contingent right to receive certain additional earnout shares upon satisfaction of specified criteria, as described in more detail under Item 6 below.

Item 4. Purpose of Transaction

The Reporting Persons acquired the shares of Common Shares reported herein as beneficially owned by them for investment purposes in the ordinary course of their businesses. Daniel Gold, Chief Executive Officer of QVT Financial and a managing member of QVT Financial GP LLC and Fourth GP, currently serves on the board of directors of the Issuer. Michael Rosenthal, a partner at QVT Financial, is the Chief Operating Officer of the Issuer.

Page 7 of 12 pages

The Reporting Persons expect to review on a continuing basis their investment in the Common Shares and the Issuer’s business, affairs, operations, financial position, capital needs, governance, management, strategy and future plans. As part of their review, they may from time to time engage in discussions or otherwise communicate about such matters with others, including, without limitation, members of the Board, management or representatives of the Issuer, other shareholders of the Issuer and other relevant parties. Based on such review and any such communications, as well as general economic, market and industry conditions and prospects existing at the time, the Reporting Persons may, subject to any then existing legal or contractual limitations: (a) purchase additional shares of Common Shares, warrants, options or related derivatives in the open market, in privately negotiated transactions or otherwise; (b) sell all or a portion of the Shares of Common Shares, warrants, options or related derivatives now beneficially owned or hereafter acquired by them; (c) enter into and/or dispose of certain derivative transactions with one or more counterparties and/or (d) to the extent permitted by applicable laws, borrow securities, including the Common Shares, for the purpose of effecting, and effect, short sale transactions, and purchase securities for the purpose of closing out short positions in such securities. In addition, the Reporting Persons may evaluate, discuss and/or take action with respect to plans or proposals that could relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so. None of the Reporting Persons is obligated to take or refrain from taking any action with respect to any plans or proposals that the Reporting Persons may evaluate, discuss or determine to pursue. Accordingly, the Reporting Persons reserve the right to revise their plans or intentions at any time and to take any and all action that they may deem appropriate to maximize the value of their investment in the Issuer in light of their general investment policies, market conditions, subsequent developments regarding or affecting the Issuer and the general business and future prospects of the Issuer.

Item 5. Interest in Securities of the Issuer

(a) and (b) The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.

All percentages referred to on the cover pages are determined using a denominator of 155,920,632 Common Shares, as reported by the Issuer in its Form 8-K, as filed with the Securities and Exchange Commission on November 17, 2020.

QVT Financial is the investment manager of Saratoga and QVT Family Office Onshore LP and it provides certain investment advisory services for FF Fund. QVT Financial has the power to direct the vote and disposition of the Common Shares held by Saratoga and QVT Family Office Onshore LP and may be deemed to beneficially own the Common Shares held by FF Fund, though it disclaims the power to direct the vote and disposition of FF Fund’s Common Shares. Aggregately, QVT Financial may be deemed to be the beneficial owner of 20,022,266 Common Shares, consisting of the Common Shares owned by Saratoga, QVT Family Office Onshore LP and FF Fund.

QVT Financial GP LLC, as general partner of QVT Financial, may be deemed to beneficially own the same number of Common Shares reported by QVT Financial. Fourth GP, as general partner of FF Fund, may be deemed to beneficially own the aggregate number of Common Shares owned by FF Fund, and accordingly, Fourth GP may be deemed to be the beneficial owner of an aggregate amount of 10,142,787 Common Shares.

Each of the Covered Persons disclaims beneficial ownership of the Common Shares owned by the Reporting Persons.

(c) The reported share amounts for the Reporting Persons reflect amounts as of the date hereof. Other than as disclosed herein, the Reporting Persons have not effected any transactions in the Common Shares during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Page 8 of 12 pages

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

Pursuant to the terms of the Merger Agreement, as of the closing of the merger, Saratoga, FF Fund and QVT Family Office Fund LP, another fund managed by QVT Financial, have the contingent right to receive additional Common Shares (the “Earnout Shares”): (a) if, at any time during the ten years following the closing, the VWAP of the Common Shares is greater than or equal to $18.00 for any twenty trading days within any thirty-trading day period; and (b) if, at any time during the ten years following the Closing, the VWAP of the Common Shares is greater than or equal to $20.00 for any twenty trading days within any thirty-trading day period. The Reporting Persons are not beneficial owners of any additional Common Shares as a result of the issuance of the Earnout Shares as of the date hereof, and, accordingly, the number of Common Shares stated as beneficially owned by the Reporting Persons in this Schedule 13D does not include any ownership as a result of the Earnout Shares.

The Merger Agreement was filed by the Issuer as Annex A in its Form 424B3, as filed with the Securities and Exchange Commission on October, 27, 2020 and therefore is not incorporated herein as an exhibit under Item 7.

Item 7. Material to Be Filed as Exhibits

Exhibit 1 – Agreement regarding Joint Filing of Schedule 13D

Page 9 of 12 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 27, 2020

QVT FINANCIAL LP

By: QVT Financial GP LLC, its General Partner

By:	/s/ Daniel Gold
Name: Daniel Gold
Title: Managing Member

By:	/s/ Meg Eisner
Name: Meg Eisner
Title: Authorized Signatory

QVT FINANCIAL GP LLC

By:	/s/ Daniel Gold
Name: Daniel Gold
Title: Managing Member

By:	/s/ Meg Eisner
Name: Meg Eisner
Title: Authorized Signatory

FOURTH AVENUE CAPITAL PARTNERS GP LLC

By:	/s/ Daniel Gold
Name: Daniel Gold
Title: Managing Member

SARATOGA PARK LTD.

By:	/s/ Daniel Gold
Name: Daniel Gold
Title: Director

FOURTH AVENUE FF OPPORTUNITIES LP – SERIES E

By: Fourth Avenue Capital Partners GP LLC, its General Partner

By:	/s/ Daniel Gold
Name: Daniel Gold
Title: Managing Member

Page 10 of 12 pages